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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        Fidelity National Financial, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
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                         (Title of Class of Securities)

                                   316326 10 7
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                                 (CUSIP Number)

                               Allan P. Kirby, Jr.
                               14 East Main Street
                                   P.O. Box 90
                         Mendham, New Jersey 07945-0090
                                 (973) 543-2200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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        This statement relates to the common stock, par value of $.0001 per share (the "Common Stock"), of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). This statement amends the Schedule 13D Statement of Mr. Allan P. Kirby, Jr. ("Mr. Kirby") dated March 30, 2000 by supplementing Item 4 and amending and restating in their entirety Items 5(c), 6 and 7 as follows:

Item 4. Purpose of Transaction.

        On March 31, 2000, Mr. Kirby executed an agreement to sell 616,408 shares of the Common Stock of Fidelity held directly by Mr. Kirby to Leucadia National Corporation, a New York corporation ("Leucadia"), for a cash purchase price of $15 per share and an aggregate cash purchase price of $9,246,120. On March 31, 2000, Mr. Kirby and PNC Bank N.A., in their capacities as co-trustees of a trust of which Mr. Kirby is beneficiary, executed an agreement to sell 883,296 shares of the Common Stock of Fidelity held by such trust to Leucadia for a cash purchase price of $15 per share and an aggregate cash purchase price of $13,249,440. Mr. Kirby currently expects such sales to occur on or about April 4, 2000. Upon such sales, Mr. Kirby expects to beneficially own less than 5% of the outstanding shares of the Common Stock of Fidelity.

Item 5. Interest in Securities of the Issuer.

        (c) Except as indicated in Items 3 and 4, Mr. Kirby has not effected any transactions in Fidelity Common Stock in the 60-day period ended as of the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        As described in Item 4, on March 31, 2000, Mr. Kirby executed an agreement to sell 616,408 shares of the Common Stock of Fidelity held directly by Mr. Kirby to Leucadia for a cash purchase price of $15 per share and an aggregate cash purchase price of $9,246,120. On March 31, 2000, Mr. Kirby and PNC Bank N.A., in their capacities as co-trustees of a trust of which Mr. Kirby is beneficiary, executed an agreement to sell 883,296 shares of the Common Stock of Fidelity held by such trust to Leucadia for a cash purchase price of $15 per share and an aggregate cash purchase price of $13,249,440.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number                          Description of Exhibit

  1 Stock Purchase Agreement, dated as of March 31, 2000, by and between Leucadia National Corporation and Allan P. Kirby, Jr.

  2 Stock Purchase Agreement, dated as of March 31, 2000, by and between Leucadia National Corporation and PNC Bank N.A. & A.P.K. Jr. Trustees Under the Will of Marian Kirby.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 3, 2000

                                            /s/ Allan P. Kirby, Jr.
                                            -----------------------------------
                                            Allan P. Kirby, Jr.

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                                Index to Exhibits

Exhibit Number                          Description of Exhibit

  1 Stock Purchase Agreement, dated as of March 31, 2000, by and between Leucadia National Corporation and Allan P. Kirby, Jr.

  2 Stock Purchase Agreement, dated as of March 31, 2000, by and between Leucadia National Corporation and PNC Bank N.A. & A.P.K. Jr. Trustees Under the Will of Marian Kirby.